HEIMERL LAW FIRM
1 Anderson Road, Suite 105
Bernardsville, New Jersey 07924

Wolfgang Heimerl
Admitted in NJ & NY

Tel: (908) 766-3385
Fax: (908) 766-4821

New York Office:
67 Wall Street
Suite 2211, PMB-8370
New York, New York 10005
Tel.: (212) 709-8370

November 22, 2005

Via Facsimile

Stephen G. Krikorian, Branch Chief - Accounting
U.S. Securities and Exchange Commission
Division of Corporation Finance, Room 4561
100 F Street, N.E.
Washington D.C. 25049

Re: SoftNet Technology Corporation / File No. 0-07693

Dear Mr. Krikorian:

Further to my voice-mail message for you, and your telephone conversation with Michael Pollack, please let this letter acknowledge receipt of your letter to James Farinella, the President and C.E.O. of SoftNet Technology Corporation ("SoftNet"), dated November 3, 2005 and SoftNet's formal request for an extension of time in which to respond to same until December 14, 2005.

This request is being made due to Mr. Farinella's unavailability necessitated by business travel and the need to gather data and schedule a meeting with Mr. Pollack in an attempt for further address the Commission's questions and elaborate on SoftNet's prior responses.

We thank you for your consideration in this matter.

Yours sincerely

Wolfgang Heimerl

WH/